The Directors,                                           AYB/GZM
Shire Pharmaceuticals Group plc,                         020 7710 5035
Hampshire International Business Park,
Chineham,
Basingstoke,
RG24 8EP,






                                                              6th November, 2001





Dear Sirs,

Introduction

1. We have acted as English legal advisers to you (the "Company") in connection with the Registration Statement on Form S-3 of even date with this letter (the "Form S-3") relating to the US$400,000,000 2 per cent. senior guaranteed notes due 2011 (the "Notes") issued by Shire Finance Limited.

2. This letter may be relied upon only by you and may be used only in connection with the Notes. Neither its contents not its existence may be disclosed to any other person unless we have given our prior written consent or as set out in paragraph 8 below.

Scope

3. This opinion is confined to matters of United Kingdom law and Inland Revenue practice as at the date hereof. Accordingly, we have not made any investigation of, and do not express any opinion on, the tax law of any jurisdiction other than the United Kingdom. In particular, we express no opinion on European Community law as it affects any jurisdiction other than the United Kingdom.

4. We have examined copies of the documents mentioned herein. We have not undertaken any exercise which is not described in this letter.

The Directors,                        2                     6th November, 2001


Documents examined

5. For the purposes of this opinion we have examined and relied upon the following documents:-

          (i)  a copy of the Form S-3; and

          (ii) a copy of the indenture dated 21st August, 2001 among the Company, Shire Finance Limited and The Bank of New York (the "Indenture").

Assumptions

6.   In giving this opinion, we have assumed:-

     (A) that the statements contained in the Form S-3 and the Indenture (other than the discussion set forth under the heading "UK Tax
          Considerations" in the Form S-3) are complete and accurate as at the date of this opinion;

     (B) that words and phrases used in the Form S-3 and the Indenture have the same meaning and effect as they would if those documents were governed by English law and there is no provision of any law (other than English law) which would affect anything in this opinion letter;

     (C) that the forms of the final Form S-3 and the Indenture provided to us are true copies;

     (D) that Shire Finance Limited is not incorporated in the United Kingdom and that no register of either the Notes or the preference shares issued upon conversion of the Notes, is kept in the United Kingdom;

     (E) that Shire Finance Limited and the Company are resident in the United Kingdom for United Kingdom tax purposes;

     (F) the authenticity, completeness and conformity to original documents of all copy documents examined by us;

     (G) that, where a document has been examined by us in draft form, it has been or will be signed and/or given final approval in the form of that draft; and

     (H) that no other event occurs after the date hereof which would affect the opinions herein stated.

The Directors,                        3                     5th November, 2001


Opinion

7. We are of the opinion that, relying on the assumptions listed in paragraph 6, the discussion set forth under the heading "UK Tax Considerations" in the Form S-3, insofar as it relates to United Kingdom law and Inland Revenue practice, is a fair reflection of the material United Kingdom tax laws and Inland Revenue practice referred to therein.

Consent

8. We hereby consent to the disclosure of this opinion letter as an exhibit to the Form S-3 and its consequent filing with the SEC.

                                               Yours faithfully,

                                               /s/ Slaughter and May